DocuSigned by:

Shannon Carmody

I, _____FDDDB4B8FB7143A..._____ ("Full name") certify that:

(1) the financial statements of ____Reper, LLC____("Company name") included in this Form are true andcomplete in all material respects; and

(2) the tax return information of ____Reper, LLC____("Company name") included in this Form reflects accurately the information reported on the tax return for ____Reper, LLC____ ("Company name") filed for thefiscal year ended 12/31/2021.

Full name: Shannon Carmody

Position: Manager

Date: 5/6/2022

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.